

INVEST IN **COCO PAGO (YC S19)**

Coco Pago is the Revolut for Latin America. A super app for money transfers and financial services

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LEAD INVESTOR   ⌄

Lawrence Braitman

In working with Coco Pago over the past two years, the business has made tremendous progress and is poised to take the leadership position in "Remittance 2.0." This market is $20BB+, and is dominated by slow-moving incumbents, high transaction costs, and low customer satisfaction. Coco Pago offers a faster, cheaper and friendlier alternative. The Coco Pago team is amazing. I'm excited to have the chance to invest just before a major funding event.

Invested $50,000 this round & $100,000 previously

cocopago.app   San Francisco California

Technology   Fintech & Finance   Y Combinator   Blockchain & Web3   Ecommerce

Highlights

1   Coco Pago is Revolut for Latin America, it helps migrants send money back home, a $120B market

2   Launched in early 2022, now making $90k in monthly revenue, growing 20% MoM and currently profitable

3   The founders are Venezuelan Migrants understand the pain of sending money to Latin America

4   The founders have 9+ years of experience building financial products using blockchain technology

5   Raised $1.5M from YCombinator and top investors. Now raising $500k to expand in Latin America.

6   Migrant Money Transfers Market Size -Transfers to LatAm $120B -Transfers to Venezuela: $6B

Our Team



Kevin Charles CEO/CTO

Previously co-founded the first bitcoin exchange in Venezuela. Full stack software engineer. Economist. Futurist.

As migrants, we understand the impact remittances have in the lives of the people who rely on them to survive and the recipient countries in general. We founded Coco Pago to help unleash the economic potential of Latin America, by implementing sophisticated help unleash the economic potential of Latin America, by implementing sophisticated technological systems that create smart ways to administrate and distribute resources.



Victor Charles CFO

Previously co-founded the first bitcoin exchange in Venezuela.



Francisco Martin CMO

Founded a licensed cryptocurrency exchange in Europe.

Pitch



Revolut for Latin American Migrants
Web3 Decentralized Banking

https://www.cocopago.app
Private & Confidential - Do Not Distribute





Money Transfers to LatAm are Outdated



- Migrants annually send **$120B** to underbanked LatAm families.

- 80% of these transfers are picked-up in cash, imposing time and costs.

- Recipients are excluded from modern financial services.

Meet Coco Pago
Digital Money Transfers for Latin America

- Migrants can top-up balance with USD, EUR and +20 currencies
- Send and receive digital dollars on their smartphone



- Web3 self-custodial borderless wallet
- Spend money conveniently

70% of Latin Americans have a smartphone



Traction
We started with Venezuelan Migrants ($6B Market) in March 2022

- **5K** migrant users
- **50K+** transactions
- **40%** monthly retention
- **$500K+** GTV/mo
- **$90K** rev/mo
- **33%** CMGR
- **$5** CAC
- **$5** Revenue per User



$6M+ total sent by 5K+ Venezuelan Migrants

A Massive Market of Migrant Money Transfers



Global Market Size

LatAm Market Size

Venezuelan Market Size
2nd Largest LatAm Migration After Mexico

$6 Billion
+8M Migrants

$120 Billion
+25M Migrants

$800 Billion
+281M Migrants

Venezuelan Migrant Founders
Ycombinator Backed Problem-Solvers



Kevin Charles
CEO/CTO



Victor Charles
CFO



Francisco Martin
CMO

2014   Cointelegraph: <u>Charles brothers launch first Bitcoin exchange in Venezuela</u>



2019   <u>Coco raises $1.5M seed lead by Ycominator to accelerate digital remittances</u>



LatAm Money Transfer Services Analysis

	Bank Account Required	Digital Dollars	DeFi Services	Visa Card	Money Transfer Total Fees by Payout Type	Funds Arrival Time	Target Market
Coco Pago	No	Yes	Yes	Yes	Bank Transfer: 5% Cash Pick-up: 7.5% Visa Card Top-up: 2.5% (1-3% Cash Back)	Bank: 1 day Cash: Minutes Visa Card: Seconds Blockchain: Instant	Initially Venezuelan migrants and their families, LatAm migrants focused
Western Union	No	No	No	No	Bank Transfer: 2-5%, Cash Pick-up: 5-10%	Bank: 1-3 days Cash: Minutes	Global customers, Not Venezuelan migrants focused
MoneyGram	No	No	No	No	Bank Transfer: 2-5% Cash Pick-up: 5-10%	Bank: 1-3 days Cash: Minutes	Global customers, Not Venezuelan migrants focused
Remitly	Yes	No	No	No	Bank Transfer: 0-4%	Bank: 1-3 days Cash: Minutes	Migrants worldwide, Doesn't support Venezuela.
Wise	Yes	No	No	Yes	Bank Transfer: 0.5-2% Visa Card Top-up: Free	Bank: < 2 days Visa Card: Seconds	Individuals and businesses, Doesn't support Venezuela.
Revolut	Yes	Yes	No	Yes	Bank: Free up to €1,000, then 2% Visa Card Top-up: Free	Bank: 1-3 days Cash: Minutes Visa Card: Seconds	Modern banking users, Doesn't support Venezuela.

Path to $1 Billion Dollar Valuation
Getting 4M Migrants sending $1K a year * **2.5% Fee** = $100M Revenue
$100M Revenue a year = **$1B Dollar Valuation**

Money Transfer Fees Structure by Payout Type

	Bank Transfer	Cash Pick-up	Visa Top-up
Fee Paid by User on Coco Pago	5%	7.5%	2.5%
Fee Paid to On/Off Ramp Partners for Crypto-Fiat Exchange	-2.5%	-5%	0%
Coco Pago Revenue Fee	+2.5%	+2.5%	+2.5%

Note: Forward-looking projections cannot be guaranteed.

Revolut for LatAm
The Borderless Super-App Migrants Want

   

Cash-in and Cash-out Available in Over 20 Currencies

Receive and Send Digital Dollars With Your Smartphone (Protect From Local Devaluation)

  

Access DeFi Services
Borrowing, Lending, Investing, Swapping.

Request Visa Cards & Start Spending in 70M+ Shops (Cashback Rewards)

From Food and Medicine to Digital Dollars
Rethinking Remittances

In 2019 we launched **CocoMercado.com**, the "Instacart for Venezuela". It allows Venezuelan migrants to buy food and medicine remotely to their families back home delivered in a few hours. It is a success and our users want to complement monthly help sending digital dollars with Coco Pago.

Coco Mercado KPIs:
- 105K+ customers

■ Coco Pago GTV ■ Coco Mercado GMV

$8,000,000

- 100K+ Customers
- Over $25M in GMV since launch.

Now we're expanding our offer to money transfers via digital dollars with Coco Pago.


$6,000,000
$4,000,000
$2,000,000
$0
S1-2019
S2-2019
S1-2020
S2-2020
S1-2021
S2-2021
S1-2022
S2-2022

Invest In The Next Fintech Unicorn


Roadmap
4M Customers
$100M in Revenue
$1B Valuation
>$10M Series A
Visa Card Launch
$500K Crowdfunding Campaign
Coco Pago Launch
Join us here!
March 2022
Q3 2023
Q1 2024
2025-2026

Note: Forward-looking projections cannot be guaranteed.